Exhibit 99..5

1 Evaxion Biotech A/S Annual Report for January 1, 2020 – December 31, 2020 CVR No 31 76 28 63 Dr. Neergaards Vej 5F, DK-2970 Hoersholm As adopted on the Annual General Meeting on 2021 Lars Lüthjohan Jensen Chairman of the General Meeting DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

2 Contents Entity details 3 Management’s Statement 4 Independent Auditor’s Report 5 Management’s Review 7 Financial Statements 8 DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

3 Entity details Entity Evaxion Biotech A/S Dr Neergaards Vej 5F 2970 Hørsholm Central Business Registration No (CVR): 31762863 Registered in: Hørsholm Financial year: January 1 - December 31 Board of Directors Marianne Søgaard Helen Marie Boudreau Jo Ann Suzich Steven J. Projan Roberto Prego Pineda Executive Board Lars Aage Staal Wegner Niels Iversen Møller Andreas Holm Mattsson Auditors EY Godkendt Revisionspartnerselskab Dirch Passers Alle 36 Postboks 250 2000 Frederiksberg EY Godkendt Revisionspartnerselskab CVR No 30 70 02 28 DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

4 Management’s Statement The Executive Board and Board of Directors have today considered and adopted the Annual Report of Evaxion Biotech A/S for the financial year January 1, 2020 – December 31, 2020. The Annual Report is prepared in accordance with the Danish Financial Statements Act. In our opinion the Financial Statements give a true and fair view of the financial position at December 31, 2020 of the Company and of the results of the Company’s operations for 2020. In our opinion, Management's Review includes a true and fair account of the matters addressed in the Review. We recommend that the Annual Report be adopted at the Annual General Meeting. Hørsholm, March 30, 2021 Executive Board Lars Aage Staal Wegner Niels Iversen Møller Andreas Holm Mattsson CEO Board of Directors Marianne Søgaard Helen Marie Boudreau Jo Ann Suzich Chairwoman Roberto Prego Pineda Steven J. Projan DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

5 Independent Auditor’s Report To the Shareholders of Evaxion Biotech A/S Opinion We have audited the financial statements of Evaxion Biotech A/S for the financial year January 1, 2020 – December 31, 2020, which comprise statement of profit or loss, balance sheet, statement of changes in equity and notes, including accounting policies. The financial statements are prepared in accordance with the Danish Financial Statements Act. In our opinion, the financial statements give a true and fair view of the financial position of the Company at December 31, 2020 and of the results of the Company's operations for the financial year January 1, 2020 – December 31, 2020 in accordance with the Danish Financial Statements Act. Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) and additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Company in accordance with the International Ethics Standards Board for Accountants' Code of Ethics for Professional Accountants (IESBA Code) and additional requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these rules and requirements. Management's responsibilities for the financial statements Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the Danish Financial Statements Act and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, Management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements unless Management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Auditor's responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance as to whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

6 Independent auditor’s report As part of an audit conducted in accordance with ISAs and additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: - Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. - Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. - Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. - Conclude on the appropriateness of Management's use of the going concern basis of accounting in preparing the financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern. - Evaluate the overall presentation, structure and contents of the financial statements, including the note disclosures, and whether the financial statements represent the underlying transactions and events in a manner that gives a true and fair view. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. Statement on the Management's review Management is responsible for the Management's review. Our opinion on the financial statements does not cover the Management's review, and we do not express any assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the Management's review and, in doing so, consider whether the Management's review is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated. Moreover, it is our responsibility to consider whether the Management's review provides the information required under the Danish Financial Statements Act. Based on the work we have performed, we conclude that the Management's review is in accordance with the financial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement of the Management's review. Copenhagen, March 30, 2021 EY Godkendt Revisionspartnerselskab CVR No 30 70 02 28 Christian Schwenn Johansen Henrik Andersen State Authorised Public Accountant mne33234 State Authorised Public Accountant mne32084 DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

7 Management’s Review Primary activities The activities of Evaxion Biotech consist of the development of human immune system detection platforms utilizing artificial intelligence algorithms for the identification of novel vaccine antigens against infectious diseases and personalized cancer treatments. Development in activities and finances Evaxion Biotech develops novel infectious disease vaccines and personalized immuno-oncology therapies for the global market. In recent years, the Company has built and maintained Danish and foreign strategic partnerships. The aim has been to establish a pathway to accelerated therapy development while creating therapeutic synergies with various vaccine technologies. Evaxion Biotech has invested substantial expertise and resources in the development of human immune system detection platforms, allowing the Company to identify novel vaccine candidates for infectious diseases and personalized patient therapy for cancer. The Company aspires to utilize its expertise to create a broad human immune system detection platform allowing it to expand into other human disorders and diseases including viruses, auto-immune disorders, allergies, parasites and microbiome dysbiosis. The Company has also invested substantially in the creation of novel patents in various jurisdictions, intellectual property, know-how and trade secrets as methods of protecting its novel capabilities in working toward cures in high patient need areas. Evaxion Biotech delivered net losses of DKK 97,918 thousand due to significant investments in our leading AI platforms, pre-clinical work and the start of a human clinical trial on the leading therapy candidate, which Management believes to be a sound and necessary investment in patient therapy. Management has described the assessment supporting preparing these financial statements based on the going concern assumption in note 1. On February 5, 2021, the Company completed its initial public offering through which the Company issued and sold 3,000,000 ADSs, with each ADS representing one ordinary share, at a price per ADS of USD 10.00. The Company received aggregate net proceeds of approximately USD 25.4 million from the initial public offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of the initial public offering, our registered, issued, and outstanding was nominal DKK 19,198,668 divided into 19,198,668 ordinary shares of DKK 1. Uncertainty relating to recognition and measurement Evaxion Biotech’s Management has assessed that there are key accounting estimates related to determing fair value of the convertible debt instruments, which were converted in 2019, and share-based compensation as described in note 3 to the financial statements. Evaxion Biotech’s Management has assessed and estimated that there are no unusual circumstances which affect the annual report. Subsequent events Refer to note 1.2 for details on significant events after the reporting date. Update regarding COVID-19 Evaxion continues to monitor the COVID-19 pandemic and take precautions to keep our employees, patients and business and clinical partners safe. The Company maintains compliance with government and health authorities. Additionally, we have adapted the way in which we work to ensure we are doing our part in reducing transmission of COVID-19. The Company has worked closely with laboratories and investigators to ensure safe continuation and working requirements of our ongoing research activities and human clinical trials. The Company has not experienced a materially negative impact from COVID-19. While business travel has been suspended, we have remained active and effective in the process of raising capital with institutional investors by conducting key meetings on a virtual basis. DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

8 Financial statements Financial Statements - table of contents Statements of Profit or Loss Balance sheet Statement of changes in equity Notes to the financial statements 1 Basis of preparation 1.1 Accounting policies 1.2 Subsequent events 2 Employee benefit expenses 3 Share-based compensation 4 Investments in subsidiaries 5 Financial income and expenses 6 Taxation 7 Leasing 8 Contingent liabilities and contractual obligations DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

# Financial statements January 1 - December 31

## Income statement

| (DKK in thousands) | Note | Years Ended December 31, 2020 | 2019 |
|---|---|---|---|
| Research and development costs | | (56,193) | (54,935) |
| General and administrative costs | | (36,654) | (17,714) |
| **Operating loss** | | **(92,847)** | **(72,649)** |
| Result from investments in subsidiaries | *4* | (10,598) | — |
| Finance income | *5* | 1,436 | 426 |
| Finance expenses | *5* | (1,409) | (8,129) |
| **Net loss before tax** | | **(103,418)** | **(80,342)** |
| Income taxes | *6* | 5,500 | 5,500 |
| **Net loss for the year** | | **(97,918)** | **(74,842)** |

| | | |
|---|---|---|
| **Proposed distribution of profit/loss** | | |
| Accumulated deficit | (97,918) | (74,842) |
| | **(97,918)** | **(74,842)** |

9

10 Financial statements January 1 - December 31 Balance sheet December 31, (DKK in thousands) Note 2020 2019 ASSETS Non-current assets Intangible assets Acquired licenses ........................................................... 608 ----- — — ----- 608 ----- — — ----- Property and equipment Right-of-use asset .......................................................... 7 118 229 Other equipment ............................................................ 1,209 447 1,327 676 Financial assets Investments in subsidiaries 8 7,051 — Leasehold deposits ......................................................... 1,443 170 8,494 170 Total non-current assets.................................................. 10,429 846 Current assets Receivables Prepayments and other receivables ................................ 9,334 3,836 Deferred offering costs .................................................. 10,472 — Tax receivables .............................................................. ______5,500 ______5,500 25,306 9,336 Cash .............................................................................. 34,758 63,814 Total current assets ......................................................... 60,064 73,150 TOTAL ASSETS ............................................................. 70,493 73,996 EQUITY AND LIABILITIES Equity Share capital ...................................................................... 900 844 Other reserves .................................................................... 220,466 165,382 Foreign currency translation reserve ................................. (106) — Accumulated deficit .......................................................... (178,645) (103,727) Total equity ...................................................................... 42,615 62,499 Current liabilities Lease liabilities .............................................................. 121 242 Trade payables ............................................................... 14,534 4,312 Other payables ............................................................... 13,223 6,943 Total current liabilities.................................................... 27,878 11,497 Total liabilities ................................................................. 27,878 11,497 TOTAL EQUITY AND LIABILITIES ......................... 70,493 73,996 See accompanying notes. DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

## Financial statements January 1 - December 31

### Statements of Changes in Equity

| (DKK in thousands) | Note | Share capital | Share premium | Foreign currency translation reserve | Accumulated deficit | Total equity |
|---|---|---|---|---|---|---|
| **Equity at January 1, 2019** | | 359 | 38,246 | — | (44,673) | (6,068) |
| Net loss for the year | | — | — | — | (74,842) | (74,842) |
| Share-based compensation | | — | — | — | 15,788 | 15,788 |
| Increase of nominal value of shares from DKK 1 to DKK 2 | | 359 | (359) | | — | — |
| Issuance of shares for cash | | 62 | 63,312 | — | — | 63,374 |
| Transaction costs | | — | (88) | — | — | (88) |
| Settlement of convertible debt instruments | | 64 | 64,271 | — | — | 64,335 |
| **Equity at December 31, 2019** | | 844 | 165,382 | — | (103,727) | 62,499 |
| Net loss for the year | | — | — | — | (97,918) | (97,918) |
| Exchange rate adjustments | *6* | — | — | (106) | — | (106) |
| Share-based compensation | | — | — | — | 23,001 | 23,001 |
| Issuance of shares for cash | | 56 | 56,795 | — | — | 56,851 |
| Transaction costs | | — | (1,711) | — | — | (1,712) |
| **Equity at December 31, 2020** | | 900 | 220,466 | (106) | (178,645) | 42,615 |

11

12 Financial statements January 1 - December 31, 2020 Notes 1 Basis of preparation The Financial statements of Evaxion Biotech A/S have been prepared in accordance with the Danish Financial statements Act applicable to class B entities. The Company has elected to apply the guidance in IFRS 16 as the basis for recognition and measurement of leases and the guidance in IFRS 2 as the basis for recognition and measurement of equity settled sharebased payment. The balance sheet is presented based on a current/non-current distinction. The financial statements are presented in Danish Kroner (“DKK”), and rounded to nearest thousand. All financial assets and liabilities are measured at amortized cost unless otherwise stated. The financial statements have been prepared on a going concern basis using a historical cost basis. Change in accounting policies where the conversion to DK GAAP is disclosed In 2019, the financial statements were prepared in accordance with IFRS as adopted in EU. The adoption of Danish GAAP has not resulted in any changes in recognition and measurement but solely affected disclosures. The reason for the change of general accounting policies from IFRS to Danish GAAP is linked to the IPO listing in the US. Considerable information is filed with the SEC and made publicly available, which limiting the users of financial information focus on the Danish financial statements to a minimum. So in conclusion, the administative burdens for preparation will be reduced without limiting information available for users of financial statements and related information. In connection with the the adoption of Danish GAAP “Bekendtgørels nr. 319 af 12. april 2011 om overgang til regnskabsaflæggelse efter årsregnskabsloven” is applied. The adoption of Danish GAAP is appleid as pr January 1, 2019, and the change ind accounitng policy did not effect the opening equity, total assets December 31, 2019 and result. Comparatives are also in accordance with ÅRL. Pursuant to sections §110, of the Danish Financial Statements Act, the company has not prepared consolidated financial statements. Basis of Going Concern The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Based on the Company’s current cash on hand, proceeds secured through its recent IPO, together with access to its EIB loan will allow the Company to meet its liabilities as they fall due for at least 12 months from December 31, 2020 . Thus, these financial statements are prepared on a going concern basis of accounting. 1.1 Accounting policies Foreign currency translation Foreign currency transactions are translated into DKK using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized as financial income or financial expenses in the statements of comprehensive loss. Non-monetary items in foreign currency which are measured at cost at the statements of financial position date are translated using the exchange rates at the date of the transaction. Investments in foreign subsidiaries are translated as follows: DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

13 Incomce statement A proportionate share of the underlying entity’s profit/loss after tax is recognised in the income statement according to the equity method. Share of profit/loss after tax in the subsidiary is presented as a separate line item in the income statement. Full elimination of intra-group gains/losses is made for equity investments in subsidiaries. Balance sheet Equity investments in the subsidiary is measured according to the equity method, which is considered a measurement method. On initial recognition, equity investments in subsidiaries are measured at cost, i.e. plus transaction costs. The cost is allocated in accordance with the acquisition method; see below. The cost is adjusted by shares of profit/loss after tax calculated in accordance with the Group's accounting policies less or plus unrealised intra-group gains/losses. .. Dividend received is deducted from the carrying amount. Equity investments in subsidiaries and associates measured at net asset value are subject to impairment test requirements if there is any indication of impairment. Research and development expenses Research and development expenses are primarily internal and external costs incurred in the development of the Company’s product candidates, including personnel costs, share-based compensation, external research and development expenses, maintenance of the Company’s patents, overhead allocation and enhancements and maintenance of the Company’s technology platforms. The research activities are comprised of activities performed before filing an Investigational New Drug Application (“IND”) or equivalent and necessary pre-clinical activities for such product candidates. All research expenses are recognized in the period in which they are incurred and payments made prior to the receipt of goods or services to be used in research and development are deferred until the goods or services are received. The Company records accruals for estimated research and development costs, comprising payments for work performed by third-party contractors and others. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, in which case, they are reflected in the financial statements as expense, prepaid expense or accrued expense. The development activities are comprised of the activities performed following the filing of an IND or equivalent clinical-enabling activities for such product candidates, including but not limited to, research and clinical research activities. In line with industry practice, internal and subcontracted development costs are expensed as incurred. Due to regulatory uncertainties and other uncertainties inherent in the development of new products, development expenses do not qualify for capitalization as intangible assets until marketing approval by a regulatory authority is obtained or considered highly probable. Contract Research Organizations expenses and related prepayments and accruals Substantial portions of the Company’s clinical studies are performed by third-party laboratories, medical centers, contract research organizations and other vendors (collectively, the “CROs”). The CROs generally bill monthly or quarterly for services performed. For studies, the Company accrues expenses based upon estimated percentage of work completed. The Company’s estimates depend on the timeliness and accuracy of the data provided by the CROs regarding the status of each program and total program spending. The Company evaluates the estimates to determine if adjustments are necessary or appropriate based on information received. DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

14 CROs invoice the Company upon the occurrence of predetermined contractual or activity-based milestones; however, the timing of these invoices and the Company’s related payments often do not correspond directly to the level of performance of contracted activities. To the extent payments are made by the Company in advance of the related activities performed by the CROs, they are included in prepayments to clinical research organizations and expensed when the activities performed by the CROs. To the extent the payments are made by the Company following the performance of the related activities, the expense is accrued for as a payable to clinical research organizations. Income from government grants The Company receives grants for certain research and development activities. The grant income is recognized as a reduction of research and development expenses in the period in which the underlying expenditures were incurred and when there is reasonable assurance that the Company will comply with all conditions to receive the grant income. Government grants comprise direct grants and tax credits related to qualifying research and development costs in excess of the corporate tax rate. Tax credits in an amount up to the corporate tax rate are classified as income tax benefits. General and administrative expenses General and administrative expenses consist primarily of fees paid to external consultants and personnel costs, including share-based compensation for the Company’s executive, finance, corporate and business development functions. In addition, general and administrative expenses also include depreciation and other expenses for the Company’s corporate headquarters as well as other allocated overhead. Share-based payments The Company issues warrants as an incentive to employees and non-employees. The fair value of the warrants granted is recognized as an expense with a corresponding credit to accumulated deficit. The fair value is expensed over the requisite service period of the awards. The expense recognition is based on an estimate of the number of warrants expected to vest. The estimate is reassessed regularly, and on a cumulative basis, the expense is equal to the fair value of the number of warrants which actually vest. For employees and consultants providing services similar to employees of the Company, the fair value of the equity instruments is determined at the date of grant resulting in a fixed fair value at grant date that is not adjusted for future changes in the fair value of the equity awards that may occur over the service period. The grant date is defined as the date at which the parties agree to the contractual terms. For consultants providing other services that are not similar to employees of the Company, the transactions are measured at the fair value of the services received unless this is not reliably measurable. In such cases, the transactions are measured at fair value of the equity instruments granted at the dates when the services are provided. Modification of warrants which are beneficial are accounted for with their incremental value or over the shorter vesting period. Non-beneficial modifications such as an extension of the vesting period are not accounted for. Consequently, the original terms are deemed to continue to exist.The Company estimates the fair value of warrants using the underlying value of the Company's ordinary shares. Since the warrants are exercisable for nominal consideration, the warrants are valued using the fair value of the Company's ordinary shares on grant date less the exercise consideration. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The key assumption in this estimate is the fair value of the Company's ordinary share on the warrant grant date. Post-employment benefit costs The Company contributes to a defined contribution plan covering eligible employees. The contribution amount is based upon a fixed percentage of employee compensation and such contributions are expensed as incurred. DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

15 Result from investments in subsidiaries The item “Loss from investments in subsidiaries” in the income statement includes the proportionate share of the loss for the year in the Australian subsidiary. Foreign subsidiaries are considered separate entities. The income statements are translated at the average exchange rates for the quater, and the balance sheet items are translated at the exchange rates at the balance sheet date. Foreign exchange differences arising on translation of the opening equity of foreign entities at the exchange rates at the balance sheet date and on translation of the income statements from average exchange rates to the exchange rates at the balance sheet date are recognised directly in the net revaluation reserve according to the equity method under equity. Foreign exchange adjustments of balances with foreign subsidiaries that are considered part of the total investment in the subsidiary are recognised directly the translation reserve under equity. Foreign exchange gains and losses on loans and derivative financial instruments designated as hedges of foreign subsidiaries are also recognised directly in equity. On recognition of foreign subsidiaries that are integral entities, monetary items are translated at the exchange rates at the balance sheet date. Non-monetary items are translated at the exchange rates at the acquisition date or at the date of any subsequent revaluation or impairment of the asset. Income statement items are translated at the exchange rates at the transaction date, although items derived from non-monetary items are translated at the historical exchange rates applying to the non-monetary items. Finance Income Finance income is comprised primarily of foreign currency gains. Finance Expense Finance expense is comprised primarily of interest expense determined in accordance with the effective interest method and the effect of reassessment arsing from change in the expected settlement date, fair value adjustments of derivatives embedded in the Company’s convertible debt instruments, foreign currency losses and interest on the Company’s lease liability. Income tax The income tax for the period comprises current and deferred tax, including prior-year adjustments and changes in provisions for uncertain tax positions. Tax is recognized in the statement of comprehensive loss, except to the extent that it relates to items recognized in equity. Research and development tax credits are available to the Company under the tax laws of Denmark, based on qualifying research and development spend. Such tax credits are recognized as an income tax benefit. Deferred taxes Deferred tax is measured according to the liability method on all temporary differences between the carrying amount and the tax base of assets and liabilities. Where the tax value can be determined according to alternative tax rules, deferred tax is measured on the basis of the planned use of the asset or the settlement of the obligation. Deferred tax assets are measured at the value at which they are expected to be utilized, either through elimination against tax on future earnings or through a set-off against deferred tax liabilities. Deferred tax assets are set of within the same legal tax entity and jurisdiction. The Company recognizes deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. Management has considered future taxable income in assessing whether deferred income tax assets should be recognized and has concluded that the deferred income tax assets do not meet the criteria for recognition as assets in the statements of financial position. DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

16 Tax receivables Current tax assets for the current and prior periods are measured at the amount expected to be recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred offering costs Offering costs, consisting of legal, accounting, printer and filing fees directly attributable to the issuance of new shares relating to the Company’s planned initial public offering (“IPO”), are deferred and will be offset against proceeds from the IPO upon the effectiveness of the offering. Leases The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company applies a single recognition and measurement approach for all leases, except for short- term leases and leases of low-value assets. The Company recognizes lease liabilities for future remaining lease payments and right-of-use assets representing the right to use the underlying assets. Lease liabilities At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of the following payments, when applicable: • fixed payments (including in-substance fixed payments), less any lease incentives receivable; • variable lease payments (linked to an index or interest rate); • expected payments under residual value guarantees; • the exercise price of purchase options, where exercise is reasonably certain; • lease payments in optional renewal periods, where exercise of extension options is reasonably certain; and • penalty payments for the termination of a lease, if the lease term reflects the exercise of the respective termination option. The lease payments are discounted using the interest rate implicit in the lease if this rate can be readily determined. Otherwise, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease liabilities are subsequently measured at amortized cost using the effective interest method. In addition, the carrying amount of the lease liabilities are remeasured if there is a modification, a change in the lease term, or a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments). Intangible assets The Company recognized intangible assets for licenses. Licenses are measured at cost less cumulative amortization and impairment. Cost is measured at fair value of the consideration transferred with addition of transactions costs. If additional consideration is transferred to the seller due to meeting certain milestones, these payments are added to the cost price once the conditions for making the payments are met. DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

17 The capitalized assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the license or similar development agreement. Amortization commences only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. To date, the Company has not received any regulatory and marketing approval for any of its product candidates. Consequently, the Company did not recognize any amortization expense for its intangible assets. Property, plant and equipment Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, as follows: Assets Useful life Properties Shorter of lease term and useful life of the asset Other equipment 3 – 6 years Impairment of non-financial assets Assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash- generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Right-of-use assets The Company recognizes a right-of-use asset at the lease commencement date (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred, and restoration costs. Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the right- of-use asset using the straight-line method. In addition, right-of-use assets are reduced by impairment losses, if any, and adjusted for certain remeasurements. Investments in subsidiaries Investments in subsidiaries are recorded under the equity method, using the respective share of the net asset values in subsidiaries. Net profit/loss of subsidiaries less unrealised intra-group profits is recorded in the income statement of the parent company. Profits/loss in subsidiaries are recognized as profit/loss after tax. Intragroup receivables which are neither likely planned nor likely to occur within a foreseeable future are treated as part of the net investment. Financial instruments A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified at initial recognition, including on the basis of the purpose for which the instrument was acquired and managed. This classification determines the valuation of the instruments. DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

18 (i) Non-derivative financial assets Non-derivative financial assets are recognized initially on the date they are originated. The Company derecognizes non-derivative financial assets when the contractual rights to cash flows expire or it transfers the right to receive cash flows in a transaction which transfers substantially all the risks and rewards of ownership of the asset. The Company’s financial assets are initially recognized at fair value and subsequently measured at amortized cost less accumulated impairment losses. The Company holds the following categories of non-derivative financial assets: Prepayments and Other receivables Receivables (including lease deposits, receivables and receivables from unpaid capital) represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). They are measured at amortized cost less impairment. Prepayments include expenditures related to future financial periods and are measured at amortized cost Cash and cash equivalents Cash and cash equivalents are entirely comprised of cash held in banks. (ii) Non-derivative financial liabilities Non-derivative financial liabilities comprise other payables which are measured initially at fair value and subsequently at amortized cost. Other Payables Other payables are comprised of payables to clinical research organizations, employee liabilities and other liabilities. The contract liabilities consist of CROs and vendor accruals. Employee cost liabilities are comprised of provision for holiday allowance, provision for salaries and other employee related provisions. Other liabilities consist of commitments and liabilities related to government grants received in advance. Debt including convertible loans Debt is comprised of debt agreements that are carried at amortized cost using the effective interest method. Convertible debt instruments where the company does not have an unconditional right to avoid settlement in cash are classified as financial liablities. Measurement at amortized cost is based on settlement in a variable number of Evaxion shares with a conversion discount comprising a fixed percentage of the amount outstanding. Non closely related embedded derivatives such as provisions for the conversion of foreign currency denominated loans into a fixed number of Evaxion shares are separated from the host contract and measured at fair value through profit or loss. Equity The share capital comprises the nominal amount of the company’s ordinary shares, each at a nominal value of DKK 2. Other Reserves includes the share premium comprising the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the company’s capital increases, reduced by any expenses directly attributable to the capital increases as well as translation reserves. Translation reserves include exchange rate adjustments of equity investments in our group enterprises. DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

19 Accumulated Deficit include the accumulated profit or loss as well as well as the reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the profit or loss, arising from our warrant programs. 1.2 Subsequent events The Company has evaluated subsequent events through March 30, 2021, which is the date that financial statements were available to be issued. Refer to the below for the material subsequent events occurred since December 31, 2020. Stock Split and issuance of bonus shares On January 4, 2021, the Company’s board of directors and shareholders approved (i) a 2-for-1 stock split of its issued and outstanding ordinary shares and (ii) a bonus share issuance in the ratio of 17-for-1 of its issued and outstanding ordinary shares. The stock split also resulted in a reduction of the nominal value of the Company’s ordinary shares from DKK 2 to DKK 1. Initial Public Offering On February 5, 2021, the Company completed its initial public offering through which the Company issued and sold 3,000,000 ADSs, with each ADS representing one ordinary share, at a price per ADS of USD 10.00. The Company received aggregate net proceeds of approximately USD 25.4 million from the initial public offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of the initial public offering, our registered, issued, and outstanding was nominal DKK 19,198,668 divided into 19,198,668 ordinary shares of DKK 1. Lease commencement In February 2021 the Company commenced a lease contract for its new premises in Hørsholm. The contract is non-cancellable for 10 years and an additional one year cancellation notice. DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

## 2 Employee benefit expenses

| (DKK in thousands) | Years Ended December 31, 2020 | 2019 |
|---|---|---|
| Wages and salaries | 26,288 | 18,835 |
| Share-based compensation expenses | 22,103 | 15,788 |
| Defined contribution plans | 1,348 | 643 |
| Other social security expenses | 110 | 83 |
| Other staff expenses | 1,287 | 1,169 |
| Total | 51,136 | 36,518 |

The average number of full-time employees was 33 in 2020, and 25 in 2019.

## 3 Share-based compensation

*Warrant Program*

The Company's Articles of Association allow for the granting of equity compensation, in the form of warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. For the years ended December 31, 2020, 2019 and 2018, the number of warrants as a percentage of outstanding ordinary shares was 13.8%, 13.5% and 12.9%, respectively. All warrants issued per December 31, 2020, have an exercise price of DKK 2 per share.

The following schedule specifies the outstanding warrants as at December 31, 2020:

| Outstanding program | Number of warrants outstanding | Average exercise price per warrant (DKK) |
|---|---|---|
| Grant (December 2016) | 19,787 | 2 |
| Grant (April 2017) | 0,386 | 2 |
| Grant (September 2017) | 17,144 | 2 |
| Grant (December 2017) | 3,529 | 2 |
| Grant (during 2018) | 5,051 | 2 |
| Grant (February 2019) | 0,221 | 2 |
| Grant (September 2019) | 1,500 | 2 |
| Grant (October 2019) | 4,185 | 2 |
| Grant (December 2020) | 10,088 | 2 |
| Granted at December 31, 2020 | 61,891 | 2 |
| Warrants exercisable at December 31, 2020 | – | |

The compensation expense recognized for 2020 amounts to 23,001 TDKK (2019: 15,788 TDKK)

20

21 4 Investments in subsidiaries (DKK in Thousands) Investments in subsidiaries Amounts owed by subsidiaries 2020 2019 Cost at the beginning of the year — — — — Investments during the year 1 17,754 17,755 — Classification as net investment in subsidiaries 17,754 (17,754) — — Cost at the end of the year 17,755 — 17,755 — Value adjustments at the beginning of the year — — — — Net loss for the year (10,598) — (10,598) — Effect of exchange rate adjustments (106) — (106) — Value adjustments at the end of the year (10,704) — (10,704) — Carrying amount at the end of the year 7,051 — 7,051 — Evaxion Biotech A/S is the parent company of the following wholly owned subsidiary: 5 Financial income and expenses Principal activities Country of incorporation % equity interest Evaxion Biotech Australia PTY LTD Pharmaceutical R&D Australia 100 Years Ended December 31, (DKK in Thousands) 2020 2019 Financial income: Interest income, bank .................................................. — 53 Interest income, other .................................................. 53 (5) Foreign exchange gains ............................................... 1,383 378 Total financial income ............................................. 1,436 426 Financial expenses: Interest expenses ......................................................... (190) (263) Convertible debt instruments, interest expense .......... — (7,392) Convertible debt instruments, FX adjustment ............. — (526) Convertible debt instruments, change in fair value of embedded derivatives..................................................................... — 55 Interest expenses, lease liabilities ............................... — (3) Foreign exchange losses .............................................. (1,219) — Total financial expenses ......................................... (1,409) (8,129) Net financial items ........................................................ See accompanying notes. 27 (7,703) DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC

22 6 Taxation urrent tax on net loss 5,500 5,500 Total income tax benefit for the period 5,500 5,500 The income tax benefit arises from tax credits related to research and development costs. 7 Leasing The Company’s right-of-use assets are presented within property, plant and equipment. In 2020, we have a lease for office premises on Bredgade in Copenhagen (expiring in Q1 2021). In 2020, an amount of DKK 118 thousand was recognised (2019: DKK 229 thousand) as a right-of-use asset. 8 Contingent liabilities and contractual obligations Litigations and Investigations The Company is not involved in any pending litigations, claims and investigations that individually and in the aggregate is expected to have a material impact on the financial position, operating profit or cash flow. The contractual obligations are similarly individually and, in the aggregate, not material to the future financial position, operating profit or cash flow. Contingent liabilities The Company has entered contracts with CROs where different payment schedules apply. The Company has assessed that no bonus payments to CROs should be recognized but there is a contingent liability in regard of the Company’s contract with a CRO of DKK nil and DKK 1.1 million as of December 31, 2020 and 2019. Years Ended December 31, (DKK in Thousands) 2020 2019 DocuSign Envelope ID: A8193D49-3E9F-461F-9E4D-857E26E862FC